UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: June 25, 2014

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

At the Annual General Meeting of the holders (the “Shareholders”) of the common shares of Fly Leasing Limited (the “Company”) held on June 25, 2014, the Shareholders approved the following:

1.	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s amended and restated bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	22,713,564	243,199	337,661
Joseph M. Donovan	22,721,446	243,112	329,866
Pat O’Brien	22,710,911	238,985	344,528
Susan M. Walton	22,703,762	260,095	330,567

2.	The appointment of Ernst & Young LLP as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
23,138,113	118,244	38,068

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: June 25, 2014	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

3